UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sequenom, Inc.

(Name of Subject Company (Issuer))

Savoy Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President, Chief Legal Officer and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

William I. Intner

John H. Booher

G. Allen Hicks

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$369,642,070.50	$37,222.96

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 119,243,357 shares of common stock (including shares issued as restricted stock awards) of Sequenom, Inc. (“Sequenom”), par value $0.0001 per share, multiplied by the offer price of $2.40 per share, (ii) 4,424,325 shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $2.40 per share, multiplied by $0.82 per share, which is the offer price of $2.40 per share minus the weighted average exercise price for such options of $1.58 per share, (iii) 5,005,493 shares of common stock subject to issuance pursuant to restricted stock units, multiplied by the offer price of $2.40 per share, (iv) 168,663 shares of common stock estimated to be subject to outstanding purchase rights under an employee stock purchase plan, multiplied by the offer price of $2.40 per share, and (v) 28,088,372 shares of common stock issuable upon the exercise of convertible notes, multiplied by the offer price of $2.40 per share. The calculation of the filing fee is based on information provided by Sequenom as of July 25, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,222.96	Filing Party: Savoy Acquisition Corp. and Laboratory Corporation of America Holdings
Form or Registration No.: Schedule TO	Date Filed: August 9, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 9, 2016 (as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 19, 2016, Amendment No. 3 filed on August 23, 2016, Amendment No. 4 filed on August 26, 2016, and Amendment No. 5 filed on August 30, 2016, the “Schedule TO”) in connection with the offer (the “Offer”) by Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of Sequenom’s common stock, the “Shares”), at a price of $2.40 per Share net to the seller in cash, without interest thereon and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 6 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The offering period of the Offer expired at 12:01 a.m., Eastern time on Wednesday, September 7, 2016. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised LabCorp that, as of 12:01 a.m., Eastern time, on September 7, 2016, the expiration of the offering period, an aggregate of 82,901,857 Shares had been validly tendered and not properly withdrawn during the offering period (including 1,664,496 Shares tendered pursuant to notices of guaranteed delivery), representing an aggregate of approximately 69% of Sequenom’s outstanding shares of common stock as of such time (or approximately 67% of outstanding shares excluding notices of guaranteed delivery), which Shares are sufficient to have satisfied the Minimum Condition (as defined in the Offer to Purchase) and to enable the Merger (as defined below) to occur under Delaware law without a vote of Sequenom’s stockholders. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn during the offering period, and LabCorp expects to promptly pay for all such Shares, if it has not already done so, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that a merger of Purchaser with and into Sequenom (the “Merger”) was consummated on September 7, 2016, without a vote of the stockholders of Sequenom, pursuant to Section 251(h) of the Delaware General Corporation Law. In the Merger, each Share not tendered and accepted for payment in the Offer, other than those Shares with respect to which the holders properly exercise appraisal rights and Shares held by LabCorp or Purchaser, was converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, Sequenom became a direct wholly owned subsidiary of LabCorp and Sequenom’s common stock ceased to be traded on the NASDAQ Global Select Market.

On September 7, 2016, LabCorp issued a press release announcing the successful completion of the Offer, the acceptance of Shares tendered during the offering period, the results of the Offer and the successful completion of the Merger. The full text of the press release issued by LabCorp is set forth as Exhibit (a)(5)(C) hereto and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(C)	Press Release issued by LabCorp on September 7, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by LabCorp with the Securities and Exchange Commission on September 7, 2016).”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: Senior Vice President, Chief Legal Officer and Secretary

Dated: September 7, 2016

SAVOY ACQUISITION CORP.

By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: President and Secretary

Dated: September 7, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(5)(C)	Press Release issued by LabCorp on September 7, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by LabCorp with the Securities and Exchange Commission on September 7, 2016).